Exhibit 99.1
Hermitage Offshore Services Ltd. Announces Financial Results for the Third Quarter of 2019
Hamilton, Bermuda, November 14, 2019.
Hermitage Offshore Services Ltd., ("Hermitage Offshore" or the "Company") announces its financial results for the three and nine months ended September 30, 2019.
As further described below, a reverse asset acquisition resulted in a change in the basis of accounting for the Company in April 2019. As a result, the financial information presented for the three and nine months ended September 30, 2019 and 2018 is not directly comparable.
Results for the three months ended September 30, 2019 and 2018
For the three months ended September 30, 2019, the Company’s net loss was $5.6 million, or $0.28 basic and diluted loss per share (based on 20,162,112 weighted average shares outstanding). The Company recorded a $1.0 million loss on financial instruments (as described below under the caption "DVB Credit Facility") during the three months ended September 30, 2019.  Excluding the loss on financial instruments, the Company’s adjusted net loss (see Non-GAAP Measures section below), was $4.7 million, or $0.23 basic and diluted loss per share.
For the three months ended September 30, 2018 (Predecessor, as defined below) the Company’s net loss was $8.4 million, or $1.36 basic and diluted loss per share (based on 6,198,685 weighted average shares outstanding).
Results for the nine months ended September 30, 2019 and 2018
For the nine months ended September 30, 2019 (combined Predecessor and Successor, which are defined below), the Company’s combined net loss was $16.8 million or $1.11 basic and diluted loss per share (based on 15,170,048 combined weighted average shares outstanding). The Company recorded a $1.5 million loss on financial instruments (as described below under the caption "DVB Credit Facility") during the nine months ended September 30, 2019.  Excluding the loss on financial instruments, the Company’s combined adjusted net loss (see Non-GAAP Measures section below), was $15.4 million, or $1.01 basic and diluted loss per share.
For the nine months ended September 30, 2018 (Predecessor, as defined below), the Company’s net loss was $28.0 million, or $4.51 basic and diluted loss per share (based on 6,198,685 weighted average shares outstanding).
Share and per share results included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company's common shares, which took effect on January 28, 2019. There are 22,518,206 common shares outstanding as of the date of this press release.
Summary of third quarter of 2019 and other recent events

•
Entered into a one year term charter contract for Hermit Power at approximately $13,400 per day (using the GBP/USD exchange rate as of November 13, 2019). This charter is scheduled to commence immediately following the expiration of Hermit Power's current term contract in early December 2019.

•
Agreed to extend the deadline under the DVB Supplemental Agreement (as defined below) to unwind the sale of the Company’s two anchor handling tug supply vessels (the “AHTS vessels”) from October 31, 2019 to November 22, 2019 subject to certain terms and conditions contained in the DVB Supplemental Agreement, and expects to be able to further extend the deadline until November 30, 2019. This agreement is described below, and the Company will disclose further updates as negotiations are finalized.

•	During the third quarter of 2019, the Company’s average daily rates and utilization were as follows:

◦
The Company’s PSVs (as defined below, operating in the North Sea) earned average dayrates of $11,013 per on-hire day with an average utilization rate of 91.4% of the available days, resulting in an average effective dayrate of $10,071 per available day during the third quarter of 2019. No vessels were in lay-up during the third quarter of 2019.

◦
The Company’s AHTS vessels (operating in West Africa), which are included in the Company's results from operations from the Transaction date (as defined below), earned average dayrates of $7,379 per on-hire day with an average utilization of 54.9% of the available days, resulting in an average effective dayrate of $4,050 per available day during the third quarter of 2019. Both AHTS vessels were in drydock for their class required special surveys for an aggregate of 53 days during the third quarter of 2019. Offhire days for drydock are considered part of the available days when calculating average effective dayrates.

◦
The Company’s Crew Boats (as defined below, operating in West Africa), which are included in the Company's results from operations from the Transaction date, earned average dayrates of $2,412 per on-hire day with an average utilization of 29.2% of the available days, resulting in an average effective dayrate of $703 per available day during the third quarter of 2019.

•	The Company’s average effective dayrates that have been fixed thus far in the fourth quarter of 2019 are as follows:

◦
The Company’s PSVs (operating in the North Sea) - earned average effective dayrates of approximately $9,500 for 83% of the available days. Four of the Company's PSVs are expected to have special surveys and/or engine overhauls during the fourth quarter of 2019.  These special surveys and engine overhauls are scheduled to occur in November and December 2019 and the aggregate costs are expected to be approximately $2.0 million (for all four vessels).  The four vessels are expected to be offhire for an aggregate of approximately 60 days during the fourth quarter of 2019.

◦	The Company’s AHTS vessels (operating in West Africa) - earned average effective dayrates of approximately $8,000 for 70% of the available days.

◦	The Company’s Crew Boats (operating in West Africa) - earned average effective dayrates of approximately $1,100 for 75% of the available days.

•
In October 2019, the Company issued an additional 2,356,108 common shares under its previously disclosed Equity Line of Credit for approximately $1.06 per share and aggregate net proceeds of $2.5 million. There remains $3.5 million of available drawdowns under this Equity Line of Credit as of the date of this press release.

Resignation of Mr. David M. Workman
Effective as of November 13, 2019, Mr. David M. Workman has resigned from the Company’s Board of Directors. The Company has not yet filled the vacancy on the Board of Directors created by Mr. Workman’s resignation.

Fleet list and employment update
Set forth below is the Company's fleet list along with an update on the long-term employment of each vessel as of the date of this press release. For purposes of the below table, only contracts with periods of three months or greater have been disclosed.

	Vessel Name	Vessel Type	Built	Employment	Term contract rate per day(USD) (1)	Contract begin date	Contract end date	Underlying contract denomination

	PSV
1	Hermit Fighter	PSV	2012	Term Contract	$12,267	13-Aug-19	01-Dec-19	GBP
2	NAO Prosper	PSV	2012	Spot
3	Hermit Power	PSV	2013	Term Contract (2)	$9,584	07-Dec-18	07-Dec-19	GBP
4	Hermit Thunder	PSV	2013	Term Contract	$10,606	02-Jun-19	02-Jun-20	GBP
5	NAO Guardian	PSV	2013	Term Contract	$11,117	15-Sep-19	31-Mar-20	GBP
6	Hermit Protector	PSV	2013	Spot
7	Hermit Viking	PSV	2015	Term Contract (3)	$10,542	13-Dec-18	13-Dec-20	GBP
8	NAO Storm	PSV	2015	Term Contract	$13,189	31-Aug-19	28-Feb-20	NOK
9	Hermit Galaxy	PSV	2016	Term Contract	$10,159	01-Apr-19	31-Jan-20	GBP
10	Hermit Horizon	PSV	2016	Spot

	AHTS
11	Hermit Brilliance	AHTS	2009	Term Contract (4)	$9,000	01-Jan-16	31-Dec-19	USD
12	Hermit Baron	AHTS	2009	Spot

	Crewboats
13	Petrocraft 1605-1	Crew Boat	2012	Term Contract (5)	$2,400	20-Sep-19	18-Jan-21	USD
14	Petrocraft 1605-2	Crew Boat	2012	Spot
15	Petrocraft 1605-3	Crew Boat	2012	Spot
16	Petrocraft 1605-5	Crew Boat	2013	Spot
17	Petrocraft 1605-6	Crew Boat	2013	Term Contract	$2,500	21-Oct-19	21-Jan-20	USD
18	Petrocraft 2005-1	Crew Boat	2015	Spot
19	Petrocraft 2005-2	Crew Boat	2015	Spot
20	Petrocraft 1905-1	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
21	Petrocraft 1905-2	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
22	Petrocraft 1905-3	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
23	Petrocraft 1905-4	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD

(1)	Contracts denominated in GBP and NOK have been converted using spot rates in effect as of November 13, 2019.

(2)
This vessel is scheduled to commence a one-year term charter contract at approximately $13,400 per day (using the GBP/USD exchange rate in effect as of November 13, 2019) immediately following the expiration of its current contract.

(3)	The dayrate on this contract increases to approximately $11,100 in December 2019 (using the GBP/USD exchange rate in effect as of November 13, 2019).

(4)	The Company has an option to extend this charter for an additional year at $9,000 per day.

(5)	This vessel is currently offhire for repairs. The offhire period in the fourth quarter of 2019 is expected to be approximately 30 days.

Liquidity
As of November 13, 2019, the Company had $12.3 million in cash and cash equivalents. There is $3.5 million of additional drawdown capacity available under the Company’s previously announced Equity Line of Credit as of the date of this press release.
Drydock and capital expenditure update
The Company made approximately $2.4 million in drydock payments during the three months ended September 30, 2019, which primarily related to the special survey costs on both AHTS vessels. The Company also made approximately $0.6 million in drydock payments for these vessels during the three months ended June 30, 2019. The aggregate cost for both drydocks was approximately $3.6 million of which, approximately $0.2 million remains outstanding, as of the date of this press release.
Four of the Company's PSVs are expected to have special surveys and/or engine overhauls during the fourth quarter of 2019.  These special surveys and engine overhauls are scheduled to occur in November and December 2019 and the aggregate costs are expected to be approximately $2.0 million (for all four vessels).  The four vessels are expected to be offhire for an aggregate of approximately 60 days during the fourth quarter of 2019.
Debt
The following table sets forth the principal balance of the Company’s debt outstanding:

	As of
In thousands of U.S. dollars	September 30, 2019	November 13, 2019
Initial Credit Facility	$132,905	$132,905
DVB Credit Facility	9,000	9,000
	$141,905	$141,905
Waiver Extension of Initial Credit Facility
In April 2019, the lenders under the Company’s term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ), (the “Initial Credit Facility”) agreed to extend the waivers of certain financial covenants with which the Company was not in compliance until January 31, 2020.  Moreover, the Company received a written commitment from the lenders under its Initial Credit Facility, upon the satisfaction of certain conditions precedent by the Company, including the requirement to raise a minimum of an additional $15.0 million of equity before January 31, 2020, to a new $132.9 million term loan facility with a maturity of December 6, 2023 to refinance the Initial Credit Facility, which has an outstanding balance of $132.9 million as of the date of this press release.
The new $132.9 million term loan is expected to (i) be collateralized by the 10 PSVs that currently collateralize the Initial Credit Facility in addition to the Crew Boats acquired from Scorpio Offshore Holding Inc. ("SOHI"), (ii) bear interest at LIBOR plus a margin 3.50% (which is subject to reduction if the Company meets certain Net Debt to EBITDA thresholds) and (iii) be repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.  This new credit facility is also expected to contain the following financial covenants:

•	Cash and cash equivalents shall at all times be equal to the greater of (i) $12,500,000 and (ii) $750,000 per vessel above 2,500 DWT.

•	Current assets shall at all times exceed current liabilities less the current portion of long-term liabilities.

•	The ratio of net debt to total capitalization shall be no greater than 0.60 to 1.00.
Acquisition of assets from SOHI and reverse acquisition accounting treatment
In April 2019, the Company acquired 13 vessels consisting of two AHTS vessels and 11 crew boats (the "Crew Boats") from SOHI, a related party affiliate, in exchange for 8,126,219 common shares. As part of this acquisition, the Company assumed the aggregate outstanding indebtedness of $9.0 million under a term loan facility with DVB Bank SE, Nordic Branch, or the DVB Credit Facility, relating to the two AHTS vessels. A summary of the DVB Credit Facility is set forth below. The assets acquired in this transaction are collectively referred to as the "SOHI Assets", and the transactions to acquire the SOHI Assets, and assumption of the related indebtedness, are referred to as the "Transaction".
As a result of the Transaction, SOHI and its affiliated entities (collectively referred to as "Scorpio"), which are part of the Scorpio group of companies, obtained a controlling voting interest in the Company.  Accordingly, under the relevant accounting guidance, Scorpio has been identified as the accounting acquirer of the Company, and the Transaction is considered to be a reverse acquisition.  Moreover, the Company has determined that the Transaction constitutes a reverse acquisition of assets rather than a reverse business combination.  The implications of this determination can be summarized as follows:

•	The SOHI Assets of Scorpio, as the accounting acquirer, were recorded at their historical carrying values.

•
The theoretical cost of the reverse acquisition was determined based on the price of the Company’s common shares on the date of the Transaction and was allocated to the Company's pre-Transaction assets and liabilities on a relative fair value basis.

•
Given the difference between the fair value and the carrying value of the Company’s shareholders' equity on the date of the Transaction, the application of purchase accounting resulted in a reduction in the carrying value of Vessels (on the consolidated balance sheet) of $21.0 million and a reduction in shareholders' equity of $22.9 million as compared to historical amounts. In addition, a liability of $1.5 million was recognized to reflect the fair value of the difference between expected long-term charter rates and contractual rates under existing customer arrangements.

•
Under the applicable accounting guidance, a reverse asset acquisition results in a change in the basis of accounting on the Transaction date. As a result, the financial information presented herein for the three and nine months ended September 30, 2019 and 2018 is not directly comparable.

Since it has been determined that the Transaction constitutes an acquisition of assets, the historical financial information prior to the date of the Transaction presented herein (and in future reports and filings) will continue to reflect that of the Company prior to the Transaction rather than that of the SOHI Assets as would be required in a business combination. Management believes that the historical financial information of the Company prior to the Transaction is more relevant to investors than the historical financial information of the SOHI Assets due to the relative size of the Company's 10 platform supply vessels (the "PSVs") compared to the SOHI Assets and that the value and operating results of the PSVs are expected to be the ultimate driver of the Company's business in future periods. The results from the operations and cash flows of the SOHI Assets are included only in the Company's financial information from the Transaction date.
Accordingly, the Company's pre-Transaction financial information is presented for periods as of and for the three and nine month periods ended September 30, 2018 (Predecessor). In presenting financial information for 2019, the Company has combined pre-Transaction financial information for the periods from January 1, 2019 to April 8, 2019 (Predecessor) with post-Transaction financial information for the period from April 9, 2019 to September 30, 2019 (Successor) in the year to date amounts, without applying pro-forma adjustments. Additionally, combined share information has been calculated based upon the weighted average days outstanding from the issuance date. The combined year to date financial information for 2019 will differ from what will be presented under U.S. GAAP in the Company's annual consolidated financial statements which will present Predecessor and Successor information separately. See the Non-GAAP Measures section below for a table showing separate Predecessor and Successor financial information for 2019 and their combination for 2019 statement of income or loss information.

DVB Credit Facility
As part of the Transaction, the Company assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility relating to the AHTS vessels. The DVB Credit Facility was supplemented on April 10, 2019, (the "DVB Supplemental Agreement"), as part of this Transaction.
Under the terms of the DVB Supplemental Agreement, DVB had the right, but not the obligation, to unwind the acquisition of the AHTS vessels if a minimum of $15.0 million of additional equity is not raised by October 31, 2019. This deadline has been extended to November 22, 2019, subject to certain terms and conditions contained in the DVB Supplemental Agreement, and the Company expects to be able to further extend the deadline until November 30, 2019.
Under this scenario, the shares in the vessel owning subsidiaries for the AHTS vessels (which include the related net working capital and outstanding indebtedness under the DVB Credit Facility) would be exchanged for the shares of the Company that were previously issued as consideration for the purchase of the AHTS vessels on the date of the unwinding.
This provision has been accounted for as a freestanding financial instrument as of September 30, 2019, the value of which was estimated to be a liability of $1.5 million at that date. This liability was measured by estimating the loss that the Company would incur upon such an unwinding, using the price of the Company's common shares as of September 30, 2019, and multiplying that loss by a probability estimate of such an event occurring. Accordingly, the Company recorded a loss on financial instruments (within Other financial expense, net, on the Company's Statement of Income or Loss) of $1.0 million and $1.5 million for the three and nine months ended September 30, 2019.

Hermitage Offshore Services Ltd. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	Three months ended		Nine months ended
	September 30, 2019* (Successor)	September 30, 2018** (Predecessor)	September 30, 2019* (Predecessor and Successor)	September 30, 2018** (Predecessor)
Amounts in thousands of USD

Charter revenue - PSVs	$10,080	$6,280	$25,160	$14,485
Charter revenue - AHTS vessels	958	—	2,020	—
Charter revenue - Crew Boats	712	—	1,843	—
Total charter revenue	11,750	6,280	29,023	14,485

Vessel operating expenses	(9,498)	(6,648)	(24,448)	(19,172)
Voyage expenses	(570)	(439)	(1,387)	(1,628)
General and administrative expenses	(1,040)	(947)	(3,599)	(3,028)
Depreciation	(3,065)	(4,227)	(7,751)	(12,866)
Total operating expenses	(14,173)	(12,261)	(37,185)	(36,694)
Operating loss	(2,423)	(5,981)	(8,162)	(22,209)

Interest income	—	35	48	185
Interest expense	(2,200)	(2,421)	(6,952)	(5,708)
Other financial expense, net	(1,017)	(40)	(1,767)	(255)
Total other costs	(3,217)	(2,426)	(8,671)	(5,778)
Income taxes	—	—	—	—
Net loss	$(5,640)	$(8,407)	$(16,833)	$(27,987)

Basic and diluted loss per share	(0.28)	(1.36)	(1.11)	(4.51)

Basic and diluted weighted average number of common shares outstanding	20,162,112	6,198,685	15,170,048	6,198,685

*
Reflects the financial results of the Company including the periods both prior to (relating to a fleet of 10 PSVs) and subsequent to the Transaction date of April 8, 2019 (relating to a fleet of 10 PSVs, two AHTS vessels and 11 Crew Boats). Under U.S. GAAP, the basis of accounting changed as a result of the Transaction since it was accounted for as a reverse acquisition of assets. Accordingly, the periods prior to and subsequent to the Transaction should be presented separately. The above table combines these periods in 2019 as the Company believes that the combined presentation provides investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. Combined share information has been calculated based upon the weighted average days outstanding from the issuance date. See Non-GAAP Measures section below for the presentation of each of these periods separately and reconciliation to the above table.

**	Reflects the financial results of the Company (relating to a fleet of 10 PSVs) for the historical periods prior to the Transaction.

Hermitage Offshore Services Ltd. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of:
	September 30, 2019 (Successor)	December 31, 2018 (Predecessor)
Amounts in thousands of USD

Cash and cash equivalents	$7,220	$8,446
Accounts receivable, net	9,182	2,602
Prepaid expenses	397	755
Inventory	1,787	1,181
Other current assets	109	1,176
Total current assets	18,695	14,160
Vessels, net	178,482	176,914
Total non-current assets	178,482	176,914
Total assets	$197,177	$191,074

Accounts payable	$3,329	$843
Accounts payable, related party	244	492
Other current liabilities	4,183	3,147
Current debt	141,905	—
Total current liabilities	149,661	4,482
Non-current debt	—	132,457
Other long-term liabilities	94	71
Total non-current liabilities	94	132,528
Shareholders' equity	47,422	54,064
Total liabilities and shareholders' equity	$197,177	$191,074

In Q3 2019, shareholders' equity for the Successor period was adjusted primarily to align the accounting policies of the SOHI Assets (vessels) to the Company for periods prior to the Transaction date.

Hermitage Offshore Services Ltd. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2019 and 2018
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2019 (Successor)	2018 (Predecessor)	2019 (Predecessor and Successor)	2018 (Predecessor)

Adjusted EBITDA (1)	$186	$(1,754)	$(1,238)	$(9,343)

PSVs
Average dayrates per on-hire day (2)	$11,013	$11,622	$11,155	$10,367
Utilization rate % (3)	91.4%	60.7%	85.9%	54.5%
Effective dayrates (4)	10,071	7,055	9,581	5,647

Vessel operating expenses per day (5)	7,628	7,227	7,260	7,023

Average number of active vessels	10.0	9.0	8.9	8.3
Average number of vessels in layup	—	1.0	1.1	1.7
Average number of vessels	10.0	10.0	10.0	10.0

AHTS vessels
Average dayrates per on-hire day (2)	7,379	N/A*	8,286	N/A*
Utilization rate % (3)	54.9%	N/A*	59.8%	N/A*
Effective dayrates (4)	4,050	N/A*	4,952	N/A*

Vessel operating expenses per day (5)	6,399	N/A*	6,482	N/A*

Average number of active vessels	2.0	N/A*	2.0	N/A*
Average number of vessels in layup	—	N/A*	—	N/A*
Average number of vessels	2.0	N/A*	2.0	N/A*

Crew Boats
Average dayrates per on-hire day (2)	2,412	N/A*	2,539	N/A*
Utilization rate % (3)	29.2%	N/A*	37.5%	N/A*
Effective dayrates (4)	703	N/A*	952	N/A*

Vessel operating expenses per day (5)	1,303	N/A*	1,231	N/A*

Average number of vessels	11.0	N/A*	11.0	N/A*

*
The other operating data for these vessels is presented from the Transaction date. Therefore, operating results for these vessels is not presented for the three and nine months ended September 30, 2018.

(1)	See Non-GAAP Measures section below.
(2)
Average dayrates are calculated by subtracting voyage expenses, including bunkers and port charges, from charter revenue and dividing the net amount (net charter revenue) by the number of on-hire days in the period. On-hire days are the number of available days less the number of days the vessel is offhire. Available days are the number of calendar days in a period less the number of days the vessel is laid-up.

(3)	Utilization rates are determined by the dividing the number of on-hire days by the total number of available days (including offhire days and unutilized days) in the period.
(4)	Effective dayrates represent the average day rate multiplied by the utilization rate for the respective period.
(5)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of days (including offhire days and days in layup) in a period. Vessel operating expenses are lower while a vessel is in lay-up. There were no vessels in lay-up during the three months ended September 30, 2019. There was an aggregate of 304 days, which certain PSVs were in lay-up during the nine months ended September 30, 2019. There were an aggregate of 92 days and 453 days, which certain PSVs were in lay-up during the three and nine months ended September 30, 2018, respectively.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.

Non-GAAP Measures
This press release presents the Company's results of operations on a combined basis for the periods prior to and subsequent to the reverse acquisition involving the AHTS vessels and Crew Boats acquired from SOHI. This press release also describes net charter revenue and adjusted EBITDA. The presentation of results of operations on a combined basis for the periods prior to and subsequent to the reverse acquisition, net charter revenue and adjusted EBITDA are not measures prepared in accordance with U.S. GAAP ("Non-GAAP" measures). The Non-GAAP measures are presented in this press release as we believe that they provide investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.
The Company believes that the presentation of net charter revenue and adjusted EBITDA are useful to investors or other users of its financial statements, such as its lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that net charter revenue and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of net charter revenue and adjusted EBITDA may not be the same as reported by other companies in the offshore support vessel industry or other industries.

Statement of income or loss prior to and subsequent to the Transaction

	Predecessor	Successor	Predecessor and Successor
Amounts in thousands of USD	January 1 - April 8, 2019	April 9 - September 30, 2019	Nine months ended September 30, 2019

Charter revenue - PSVs	5,258	19,902	25,160
Charter revenue - AHTS vessels	—	2,020	2,020
Charter revenue - Crew Boats	—	1,843	1,843
Total charter revenue	5,258	23,765	29,023

Vessel operating expenses	(6,536)	(17,912)	(24,448)
Voyage expenses	(399)	(988)	(1,387)
General and administrative expenses	(1,269)	(2,330)	(3,599)
Depreciation	(2,205)	(5,546)	(7,751)
Total operating expenses	(10,409)	(26,776)	(37,185)
Operating loss	(5,151)	(3,011)	(8,162)

Interest income	21	27	48
Interest expense	(2,555)	(4,397)	(6,952)
Other financial expense, net	32	(1,799)	(1,767)
Total other costs	(2,502)	(6,169)	(8,671)
Income taxes	—	—	—
Net loss	(7,653)	(9,180)	(16,833)
The above table reflects the financial results of the Company both prior to (relating to a fleet of 10 PSVs) and subsequent to the Transaction date of April 8, 2019 (relating to a fleet of 10 PSVs, two AHTS vessels and 11 Crew Boats). Under U.S. GAAP, the basis of accounting changed as a result of the Transaction since it was accounted for as a reverse acquisition of assets. Accordingly the periods prior to and subsequent to the Transaction should be presented separately. The above table displays both the Predecessor and Successor periods in addition to the combined periods in 2019. The Company believes that the combined presentation provides investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance.

Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended September 30, 2019
		Per share	Per share
In thousands of U.S. dollars except per share and share data	Amount	basic	diluted
Net loss	(5,640)	(0.28)	(0.28)
Adjustment:
Loss on financial instruments	984	0.05	0.05
Adjusted net loss	(4,656)	(0.23)	(0.23)

	For the nine months ended September 30, 2019
		Per share	Per share
In thousands of U.S. dollars except per share and share data	Amount	basic	diluted
Net loss	(16,833)	(1.11)	(1.11)
Adjustment:
Loss on financial instruments	1,453	0.10	0.10
Adjusted net loss	(15,380)	(1.01)	(1.01)

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
	2019 (Successor)	2018 (Predecessor)	2019 (Predecessor and Successor)	2018 (Predecessor)
Amounts in thousands of USD
Net Loss	(5,640)	(8,407)	(16,833)	(27,987)
Interest Income	—	(35)	(48)	(185)
Interest Expense	2,200	2,421	6,952	5,708
Other Financial (Income) Expense	1,017	40	1,767	255
Amortization of acquired time charters	(456)	—	(827)	—
Depreciation	3,065	4,227	7,751	12,866
Adjusted EBITDA	186	(1,754)	(1,238)	(9,343)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in OSVs, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com